UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 469th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 12th, 2024

1. DATE, TIME AND VENUE: On June 12th, 2024, at 10:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Rules of the Board of Directors and Technical and Consultant Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with article 18 of the Company's Regulations. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After the meeting was instated, the President informed the other members that, given his participation in the Incentive Plan, as defined below, Mr. Christian Mauad Gebara announced that he will abstain from discussing and voting on the matter on the agenda. After examining and debating the matter on the agenda, it was unanimously decided by the members of the Board of Directors present, considering the informed abstention, the following:

4.1. Approval of the 2nd Incentive Plan via Performance Units, with Cash Settlement by the Company:

After hearing the recommendation of the Appointments, Remuneration and Corporate Governance Committee, after an explanation on the topic, the 2nd Incentive Plan via Performance Units, with settlement in the Company's Cash, was unanimously approved for three cycles comprising the periods from January 1st, 2024 to December 31st, 2026, January 1st, 2025 to December 31st, 2027 and January 1st, 2026 to December 31st, 2028 (“Incentive Plan”).

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 469th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 12th, 2024

Additionally, the Directors approved the global limit of units representing 01 (one) common share issued by the Company (VIVT3) to be granted to participants for the first cycle of the Incentive Plan, in accordance with the terms and conditions set forth in said Plan, the value of which corresponding total is estimated and may vary due to the performance of the Incentive Plan and as a result of any variation in the value of the Company's share on the respective settlement date.

The Directors also authorized the Company's Board of Directors to take the necessary measures to implement this resolution.

5. CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, June 12th, 2024. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 469th Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 12th, 2024, drawn up in the Company’s book. This is a free English translation.

______________________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 12, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director